SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 5)

DUSA PHARMACEUTICALS, INC.

(Name of Subject Company)

DUSA PHARMACEUTICALS, INC.

(Name of Person(s) Filing Statement)

Common Stock, no par per share

(Title of Class of Securities)

266898105

(CUSIP Number of Class of Securities)

Robert F. Doman

Chief Executive Officer

25 Upton Drive

Wilmington, MA 01887

(978) 657-7500

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Nanette W. Mantell, Esq.

Reed Smith LLP

136 Main Street, Suite 250

Princeton, NJ 08540

(609) 514-8542

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment.

This Amendment No. 5 (this “Amendment No. 5”) amends the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission (“SEC”) on November 21, 2012 (which together with Amendment No. 1 filed on November 29, 2012, Amendment No. 2 filed on December 3, 2012, Amendment No. 3 filed on December 5, 2012, Amendment No. 4 filed on December 13, 2012, and this Amendment No. 5, and as subsequently amended and supplemented from time to time, collectively constitute the “14D-9”), by DUSA Pharmaceuticals, Inc., a New Jersey corporation (the “Company”). The 14D-9 relates to the cash tender offer (the “Tender Offer” or “Offer”) by Caraco Acquisition Corp., a New Jersey corporation (“Acquisition Sub”), a wholly-owned subsidiary of Caraco Pharmaceutical Laboratories, Ltd. (“CPL”), a Michigan corporation, a subsidiary of Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Sun Pharma”), to purchase all of the Company’s outstanding shares of common stock at a price of $8.00 per share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Acquisition Sub’s Offer to Purchase dated November 21, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and related Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2), respectively, to the 14D-9. CPL is owned by Sun Pharma Global, Inc., a corporation organized under the laws of the British Virgin Islands (“Sun Global”), and Sun Pharma. Sun Global is wholly owned by Sun Pharma.

The Tender Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 8, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Sun Pharma, Acquisition Sub and the Company. Sun Pharma assigned its rights under the Merger Agreement as of November 16, 2012 to CPL. Notwithstanding such assignment, in accordance with the terms of the Merger Agreement, Sun Pharma remains liable and obligated under the Merger Agreement.

Capitalized terms used, but not otherwise defined, in this Amendment No. 5 shall have the meanings given in the 14D-9. All information in the 14D-9 is incorporated by reference in this Amendment No. 5, except that such information is hereby amended to the extent specifically provided herein.

Item 8. Additional Information to be Furnished.

Subsection (h) of Item 8 of the 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of the last paragraph under subsection (h) of Item 8:

On December 14, 2012, Gardy & Notis, LLP, counsel for the plaintiffs of the following shareholder class action complaints captioned: (i) Stein v. DUSA Pharmaceuticals, Inc. et al., Docket No. C-97-12, (ii) Hagan v. DUSA Pharmaceuticals, Inc. et al., Docket No. C-96-12, (iii) Dharna v. DUSA Pharmaceuticals, Inc. et al., Docket No. C-98-12, (iv) Bello v. Doman et al., Docket No. C- (currently L-2688-12), and (v) Bourne v. DUSA Pharmaceuticals, Inc. et al., faxed a letter to the court before whom all of these cases are pending, informing the court of an agreement between the plaintiffs, the Company, the Individual Defendants, Sun Pharma and Acquisition Sub in principle to settle the foregoing captioned shareholder class actions and a related action filed in state court in Massachusetts whereby the defendants supplemented their respective federal securities filings related to the Transaction. By agreeing to the settlement, the defendants are not admitting any wrongdoing and maintain that the pre-settlement disclosures were adequate under applicable law. In the letter to the court, in light of the settlement, the plaintiffs withdraw their motion for temporary restraints. The letter to the court referenced a motion for preliminary approval of the settlement. Assuming the court preliminarily approves the settlement, the shareholders will receive notice of the settlement and the date of the final settlement approval hearing.

The foregoing is qualified in its entirety by reference to the letter to the court, which is filed as Exhibit (a)(19).

Certain terms of the settlement include: (i) a release (for all named defendants in the New Jersey and Massachusetts cases and all of the respective affiliated companies of the corporate defendants), (ii) defendants’ agreement to pay for class notice as ordered by the court and the cooperation of the parties with respect to satisfaction of the notice requirement, and (iii) a provision that the parties will negotiate in good faith relative to the intention of plaintiffs’ counsel to seek attorneys’ fees, costs and expenses (“Attorneys’ Fees”). If no agreement can be reached with regard to Attorneys’ Fees, the defendants reserve the right to oppose the fee application submitted by plaintiffs’ counsel.

Item 9. Exhibits.

Item 9 of the 14D-9 is hereby amended by adding the following exhibits:

Exhibit No.	Description

Exhibit (a)(19)	Letter from Gardy & Notis, LLP informing the court of the settlement

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2012

DUSA PHARMACEUTICALS, INC.

By:	/s/ Richard C. Christopher
Name:	Richard C. Christopher
Title:	Vice President, Finance and Chief Financial Officer